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Free Writing Prospectus (to Prospectus dated December 23, 2015, as Supplemented by the Prospectus Supplement dated May 3, 2017)
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208715

Ownership Invitation

Bernau Estate

Join us in building Bernau Estate near Dundee, the heart of Oregon wine country. Bernau Estate and Vineyard will make méthode champenoise sparkling wines from biodynamically-grown grapes. We will use biodynamic farming practices to create a balanced ecosystem that generates healthy soil and sustainably-made wines. The winery will offer exceptional hospitality with gardens and a wine cave for you to explore and enjoy. As an Owner, you earn founder status, invitation to winery celebrations, savings on wine, and will be a part of our efforts to tell the Oregon wine story through unique vineyard sites.

Preferred Stock at an offering price of $4.35 per share earning a 5.1% annual dividend. The minimum subscription is $1,522.50 (350 shares). Share price will increase to $4.45 after June 30, 2017 (5% div.).

VIEW PROSPECTUS & PURCHASE STOCK

* Please find more information below about our two other winery projects.

Elton

Together we will build a winery adjacent to Elton Vineyard. Dick and Betty O'Brien planted the Elton Vineyard in 1983 and spent their lives growing Pinot Noir and Chardonnay in the Eola Hills south of Dundee. It was named one of Oregon's top ten vineyards by Wine Press Northwest and in Wine & Spirits as one of the five key vineyards in the Eola-Amity Hills AVA. They have enjoyed providing their winegrapes to some of Oregon's most talented winemakers over the years, including our Consulting Winemaker on the project, Isabelle Meunier. Since Isabelle's first vintage in Oregon (2007), 22 wines have been awarded a score of 95 and above, by Wine Spectator Magazine, citing them as "Classic." Isabelle produced 11 of those wines, including the highest rated Oregon Pinot Noir and Chardonnay ever. The Elton winery will focus on small lots of premium Pinot Noir and Chardonnay starting with the 2015 vintage, which is currently aging in the barrel. The boutique winery will feature a stunning by-appointment-only tasting room with beautiful vineyard views.



Over 500 new Owners joined together in September 2015 for the groundbreaking of Elton Winery and historic planting of Pinot Noir vines.



Pictured from left to right: Consulting Winemaker, Isabelle Meunier; Winery Director, Christine Collier; Willamette Valley Vineyards Founder, Jim Bernau; Project & Staff Development Manager, Jan Bernau; and Elton Vineyard Founders, Dick & Betty O'Brien.

Pambrun

We have planted our vineyard of 15 acres alongside those Cabernet Sauvignon visionaries at SeVein. Located on the Oregon side of the Walla Walla Valley, SeVein is a collection of some of the highest quality vineyard land in the world anchored by the renowned Seven Hills Vineyard. Named in honor of Pierre Pambrun, Walla Walla's First Citizen who led the Hudson's Bay trading post there and Founder, Jim Bernau's fifth grandfather. The wines will be made by Consulting Winemaker, Jon Meuret of Maison Bleue Winery, who has produced some of the highest scoring Walla Walla wines. Pambrun will focus on ultra-premium Cabernet Sauvignon wines, starting with the 2015 vintage which is currently aging in the barrel. Together we will build a by-appointment-only tasting room, designed by Architect Joe Chauncey of Boxwood, to feature vineyard views overlooking the Walla Walla Valley and Blue Mountains.



Over 300 Owners brought their shovels to the Walla Walla Valley in May 2016 to plant Cabernet Sauvignon vines and celebrate the ground breaking for our new vineyard and winery called Pambrun..



Consulting Winemaker Jon Meuret and Winery Director Christine Collier harvest Cabernet Sauvignon grapes from the Seven Hills Vineyard for first vintage of Pambrun. The Pambrun Vineyard was planted in the Spring of 2016.

Free Writing Prospectus (to Prospectus dated December 23, 2015, as Supplemented by the Prospectus Supplement dated May [illegible])
Filed Pursuant to Rule 433(b)(2) — Registration Statement No. 333-[illegible]

Please click here first to download or view our Prospectus and financial documents. This will open in a new browser window as a PDF document. Please return here after viewing to close this pop-up window and proceed.

PLEASE NOTE: Within 48 hours after purch[illegible] document of our Subscription Agreement Form that must be filled out with the exact [illegible] curity or Tax ID number for the reporting of dividends. We must have this form in ord[illegible] ocessed if this form is not completed and signed.

If you prefer to print and fill out a physical copy of the Subscription Agreement Form, click HERE. You may choose to either: 1) scan and email it to us at stock.offering@wvv.com, 2) mail it to our winery address at: 8800 Enchanted Way SE, Turner, OR 97392, or 3) fax it to us at 503-588-8894.

PLEASE ANSWER THE QUESTION BELOW

After you submit your answer you will then be directed to select the quantity of shares you would like to purchase and fill in your billing information.

I have downloaded/viewed and/or requested the prospectus by mail, and I understand that I must return a completed Subscription Agreement Form to the winery so that my stock purchase can be processed.

YES SUBMIT

Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest,

Free Writing Prospectus (to Prospectus dated December 23, 2015, as Supplemented by the Prospectus Supplement dated May 3, 2017)
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208715

Prospectus

PLEASE NOTE: Within 48 hours after purchasing stock, you will be emailed a secure, DocuSign e-signature document of our Subscription Agreement Form that must be filled out with the exact names you want on the Stock Certificate, as well as your Social Security or Tax ID number for the reporting of dividends. We must have this form in order to complete your stock purchase. Your payment will not be processed if this form is not completed and signed.

If you prefer to print and fill out a physical copy of the Subscription Agreement Form, click HERE. You may choose to either: 1) scan and email it to us at stock.offering@wvv.com, 2) mail it to our winery address at: 8800 Enchanted Way SE, Turner, OR 97392, or 3) fax it to us at 503-588-8894.

PLEASE ANSWER THE QUESTION BELOW

After you submit your answer you will then be directed to select the quantity of shares you would like to purchase and fill in your billing information.

I have downloaded/viewed and/or requested the prospectus by mail, and I understand that I must return a completed Subscription Agreement Form to the winery so that my stock purchase can be processed.

YES SUBMIT

Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest,

Preferred Stock

Series A Redeemable, Cumulative Dividend of 22 cents per share annually or 5.1% at $4.35 per share.

Preferred Stock Subscription

$4.35 per Share

350 ADD TO CART

Benefits of Ownership

25% off wine purchases, exclusive invitations to tastings, special access to closed events, priority reservation at certain events and more.

Price Per Share & Date of Subscription

$4.35 | May 3, 2017 - June 30, 2017
$4.45 | July 1, 2017 - September 30, 2017
$4.55 | October 1, 2017 - December 31, 2017
$4.65 | January 1, 2018 - March 31, 2018

NOTE: We are using our winery Shopping Cart system to process your Stock Subscription Application. For shipping options, please select Pickup at Estate TR, as shipping does not pertain to this order. You may notice features that do not pertain to this order like Coupon Codes and the option to Keep Shopping. Please ignore these features. At this time, we are unable to process American Express cards.